September 6, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Michael F. Johnson

Re:	Indiana Community Bancorp
Registration Statement on Form S-3 – File No. 333-179254

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Indiana Community Bancorp (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, or as soon as practicable thereafter, of the Company’s Registration Statement on Form S-3, File No. 333-179254 (the “Registration Statement”), which was filed with the Commission on January 31, 2012, and declared effective on March 19, 2012. No securities have been sold under the Registration Statement.

The Registration Statement is being withdrawn in anticipation of the Company’s merger with and into Old National Bancorp, which is expected to occur on September 15, 2012.

If you have any questions or require further information, please do not hesitate to contact me at (812) 373-7387.

Very truly yours,
INDIANA COMMUNITY BANCORP
By:	/s/ Mark T. Gorski
Mark T. Gorski Chief Financial Officer